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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                               Cohoes Bancorp Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock- Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192513109
                        --------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             High Rock Capital LLC
             04-3397165

________________________________________________________________________________
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]
________________________________________________________________________________
3       SEC USE ONLY

________________________________________________________________________________
4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

________________________________________________________________________________
                                 5      SOLE VOTING POWER
NUMBER OF                                -0-
SHARES                           _______________________________________________
BENEFICIALLY OWNED               6      SHARED VOTING POWER
BY                                       -0-
EACH                             _______________________________________________
REPORTING                        7      SOLE DISPOSITIVE POWER
PERSON                                   -0-
WITH                             _______________________________________________
                                 8      SHARED DISPOSITIVE POWER
                                         -0-
________________________________________________________________________________
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
________________________________________________________________________________
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

________________________________________________________________________________
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0.0%
________________________________________________________________________________
12      TYPE OF REPORTING PERSON*

        IA
________________________________________________________________________________

                                  Schedule 13G


Item 1(a).        Name of Issuer:  Cohoes Bancorp Inc

Item 1(b).        Address of Issuer's Principal Executive Offices:
                           75 Remsen Street
                           Cohoes, NY 12047

Item 2(a).        Names of Persons Filing: High Rock Capital LLC

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  The address of the principal business office of High Rock Capital LLC is 28 State Street, 18th Floor, Boston, MA 02109

Item 2(c). Citizenship: High Rock Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).        Title of Class of Securities: Common Stock- Par Value $.01

Item 2(e).        CUSIP Number:     192513109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  [_]  Broker or dealer registered under Section 15 of the
                            Securities Exchange Act of 1934 (the "Act");

                  (b)  [_]  Bank as defined in Section 3(a)(6) of the Act;

                  (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Act;

                  (d)  [_]  Investment company registered under Section 8 of the
                            Investment Company Act of 1940;

                  (e)  [X]  An investment adviser in accordance with Rule 13d-1
                            (b)(1)(ii)(E);

                  (f)  [_]  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [_]  A parent holding company or control person in
                            accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [_]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i)  [_]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]



Item 4.           Ownership.

                  (a) Amount Beneficially Owned: High Rock Capital LLC was the record owner of -0- shares as of December 31, 2000.

                  (b)      Percent of Class: 0.0%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                         -0-

                           (ii)     shared power to vote or to direct the vote:
                                         -0-

                           (iii) sole power to dispose or to direct the disposition of:
                                         -0-

                           (iv) shared power to dispose or to direct the disposition of:
                                         -0-

                  HRC expressly disclaims beneficial ownership of any shares of Cohoes Bancorp Inc.

Item 5.           Ownership of Five Percent or Less of a Class.
                           If this statement is being filed to report the fact that as of 12/31/00 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.
                           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                           Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                           Not applicable.

Item 9.           Notice of Dissolution of Group.

                           Not applicable.

Item 10.          Certifications.
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001


HIGH ROCK CAPITAL LLC

By:   High Rock Capital LLC


By:   /s/ David L. Diamond
      ----------------------------
      David L. Diamond,
      President